

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 12, 2016

Robert G. Kramer
President
Aptevo Therapeutics Inc.
2401 4th Avenue, Suite 1050
Seattle, WA 98121

>   **Re: Aptevo Therapeutics Inc.**
>   **Registration Statement on Form 10**
>   **Filed April 15, 2016**
>   **File No. 001-37746**

Dear Mr. Kramer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 99, Information Statement
Information Statement Summary

1. Please clarify the meaning of any significant scientific or technical terms the first time they are used in the information statement in order to ensure that lay readers will understand the disclosure. For example, please define each of the following at their first use in this section or where appropriate in the information statement:

    - bispecific therapeutic
    - T-cell cytotoxicity
    - anti-D product
    - factor IX therapeutic
    - anti-CD37 and anti-CD-20

Similarly, please revise the information statement to explain the meaning of any important scientific terms or concepts in your Business discussion that are reasonably likely to unfamiliar to lay readers.

Risk Factors
We have a history of losses and may not be profitable in the future, page 20

2. Please disclose the total amount of your accumulated deficit.

Our Biologic Products may face risks of competition from biosimilar manufacturers, page 24

3. To help investors better understand the risks presented, please indicate the remaining exclusivity period for each of your Biologic Products in both the United States and Europe Union. Additionally, please indicate which Biologic Products are sold in the European Union and the percentage of each product's overall revenues that are derived from European Union sales.

Following the separation, the loss of any of our sole source manufacturers…,, page 27

4. To the extent that you are substantially dependent on any sole source suppliers for a material product, please identify the products and the supplier and disclose whether you have long term supply agreements with these suppliers. If you do, please file the agreements as exhibits or tell us the basis for your determination that they are not required exhibits.

International patent protection is particularly uncertain . . ., page 46

5. We note your disclosure that your IXINITY product is currently facing opposition proceedings in Europe and that, depending on the final outcome of these proceedings, you may be unable to sell certain factor IX products in Europe. To help investors better assess this risk, please disclose the percentage of your overall revenues that are derived from products that may be subject to these proceedings.

Risks related to Aptevo's common stock, page 60

6. Please include a risk factor disclosing the exclusive forum provision provided for in your by-laws.

Unaudited Pro Forma Combined Balance Sheet, page 69

7. Please tell us the basis for reflecting a $20 million note receivable from Emergent upon separation as an asset. It would appear that this is tantamount to a receivable for sale of stock as discussed in SAB 4.E.

Business
Overview, page 71

8. Please clarify whether your current products dependent on the ADAPTIR platform.

Collaboration, Licenses and Support Agreements
Collaboration with MorphoSys AG to Develop MOR209/ES414, page 73

9. Please briefly disclose the factors that led you to adjust development of MOR209/ES414.

Agreements with Emergent for Commercial Manufacturing Services and Transition Services, page 73

10. Please disclose the expiration date of the Manufacturing Services Agreement with Emergent following the separation. Additionally, please indicate the extent to which you believe you will rely on Emergent for the manufacture of future marketed products, including your current product candidates.

11. We note that the agreements you intend to enter into with Emergent include a trademark license agreement and a product license agreement. Please separately describe these agreements, including the provisions that would allow Emergent to terminate the agreements.

Platform Technology and Product Portfolio
Product Portfolio, page 74

12. Please clarify whether you will own the rights to ADAPTIR or whether you will license the rights from Emergent or another party. If you own the rights, please discuss whether you developed it internally or acquired it from another party.

13. With regard to your disclosure describing the manner in which each of your products functions, please revise your discussion to reduce your reliance on technical terms or to ensure that your use of technical terminology is sufficiently comprehensible to lay investors.

Product Portfolio, page74

14. To the extent you have experienced any serious adverse events pertaining to your product candidates to date, please include these in your disclosure and consider including a risk factor discussion specific to such adverse events.

15. Please quantify or further explain the manner in which the Phase 2 clinical trial combining olertuzumab and bendamustine was superior to trials involving bendamustine alone.

Management
Executive Officers Following the Separation, page 100

16. Please expand the description of Mr. Lamothe's business experience to disclose the years he was the CFO at Cangene Corporation and any additional information required by Item 401(e) of Regulation S-K.

Executive Compensation
Summary Compensation Table, page 120

17. We note that Mr. White received in excess of $100,000 in "All Other Compensation" for the 2015 fiscal period. Please quantify and disclose in a footnote to the Summary Compensation Table each perquisite or personal benefit that exceeded $25,000 or 10% of the total amount of perquisites and personal benefits that Mr. White received in 2015 pursuant to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Notes to Combined Financial Statements

1. Nature of Business and Basis of Presentation, page F-7

18. Please tell us how you intend to account for the incorporation of Aptevo in February 2016 within these financial statements upon the issuance of the March 31, 2016 interim financial statements including whether and, if so, to what extent you will retroactively reflect its capital structure in loss per share for each period presented.

2. Summary of significant accounting policies
Segment reporting, page F-13

19. Please disclose revenue by product as required by ASC 280-10-50-40. In addition, provide disclosure about geographic areas and major customers, as applicable, as required by ASC 280-10-50-41 and 50-42.

General

20. We will deliver comments to your confidential treatment request under separate cover.

        You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or James Rosenberg, SACA, at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Eric Burt
       Emergent BioSolutions Inc.

       Hal Leibowitz
       Joseph Conahan
       Wilmer Cutler Pickering Hale and Dorr LLP